

Mail Stop 3720

December 11, 2008

Mr. Rodger L. Johnson
Chairman and Chief Executive Officer
Knology, Inc.
1241 O.G. Skinner Drive
West Point, Georgia 31833

> **Re: Knology, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **File No. 000-32647**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45
Valuation of Long-Lived and Intangible Assets and Goodwill, page 46

1. In the interest of providing readers with a better insight into management's judgments in accounting for your significant balance of goodwill as a result of your two recent acquisitions, you should disclose the following:

- How you determined your reporting units and what those reporting units are.
- How you determine fair value for your reporting units and the reasons why management selected this method as being the most meaningful for the company in preparing the impairment analysis.
- A quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Please provide us with your proposed disclosures.

Costs and Expenses, page 49

2. We note your statement that "depreciation and amortization include…amortization of costs in excess of net assets." Please revise this statement as it appears to imply that you are amortizing your goodwill balance.

2. Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-12

3. We note your statement that you obtained cable franchises through acquisitions of cable systems. However, it is not clear from your disclosure whether you assigned any value to this intangible asset. If you have not allocated any value to cable franchises, please tell us why. Your response should address both of your acquisitions of PrairieWave and Graceba.

Investments, page F-15

4. We note that you acquired an investment in PWCA as part of the PrairieWave acquisition. It appears from your disclosures that such investment was valued at PrairieWave's cost basis rather than fair value. Please tell us how you valued the investment and refer to your basis in the accounting literature. Also, tell us your ownership percentage of this investment and how you valued the purchase option.

5. Provide us with more details of your relationship with PWCA and provide us with your analysis of FIN 46R.

Revenue Recognition, page F-16

6. We note that you disclose that installation revenue is recognized to the extent of direct selling costs incurred. Disclose your accounting for the excess of selling costs over installation revenue and the period that you amortize such costs. Provide us with your proposed disclosure.

10. Disposal of Discontinued Operations, page F-25

7. We note that you sold your telephone directory business on September 7, 2007 for $8.6 million. We further note that you had net assets of only $210,000 recorded for this business. Tell us how you determined the value of the net assets attributed to this business in the PrairieWave acquisition in April of 2007. It is unclear if there were any intangible assets or goodwill attributed to this business in your purchase accounting allocations. If not, tell us why not. Also, tell us what happened between April 2007 and September 2007 that resulted in such a large increase in the fair value of the directory business. Finally, tell us how you considered paragraph 50 of SFAS 141.

12. Acquisition, page F-27

8. We note that you allocated $4.4 million to your acquired customer base for your PrairieWave acquisition. Please tell us why your pro forma financial statements, contained in Exhibit 99.3 of your Form 8-K/A filed June 18, 2007, reflected the preliminary allocation of a more significant intangible asset balance.

14. Subsequent Events (unaudited), page F-28

9. Please tell us how you evaluated Rule 3-05 and Article 11 of Regulation S-X regarding your acquisition of Graceba Total Communications Group, Inc.

Form 10-Q for the quarterly period ended September 30, 2008

Condensed Consolidated Statements of Cash Flows, page 5

10. We note that you expended cash for MDU signing bonuses. Please tell us and disclose how you account for such payments and refer to your basis in the accounting literature.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 14

Elements of our Compensation Program, page 16

11. We note your disclosure on page 16 of your definitive proxy statement that the compensation and stock option committee considers executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

12. On page 16 of your definitive proxy statement, you disclose the types of company performance measures the compensation and stock option committee used for determining performance-based annual incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. Disclose the extent to which the performance targets were achieved. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Transactions with Related Persons, page 29

13. In future filings, state whether policies and procedures for the review, approval or ratification of transactions with related persons are in writing and if not, how such policies and procedures are evidenced. See Item 404(b)(iv) of Regulation S-K.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director